EXHIBIT 21



SUBSIDIARIES


The Registrant has three wholly-owned subsidiaries: Data I. C., Inc. - A Massachusetts Corporation; SEA, Inc. - A Delaware Corporation, and Nautical Realty A/S - A Danish Corporation.


The Registrant has a 97.5% owned subsidiary - Narrowband Network Systems, Inc. - A Washington Corporation, and a 60% owned subsidiary - Datamarine International Australia PTY, LTD. - A New South Wales, Australia
Corporation.